Jupiter Wellness Inc.

725 North Highway AIA Suite C106

Jupiter, FL 33477

February 24, 2023

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Jane Park and Ms. Loan Lauren Nguyen

RE: Jupiter Wellness, Inc.

Info: Form 8-K filed January 10, 2023

Dear Ms. Jane Park and Ms. Loan Lauren Nguyen:

Please find below our responses to the oral questions (the “Comments”) raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated February 13, 2023 (the “Comment Letter”) relating to the current report on Form 8K (File No. 001-39569), which was submitted to the Commission by Jupiter Wellness, Inc. (the “Company” or “we”) on January 10, 2023.

General

1.	You issued a press release on January 10, 2023 stating that the company is one of the first companies to dual list on Upstream under the ticker symbol JUPW. Please disclose what security is being listed on Upstream (i.e., common stock or tokenized equity). Disclose whether Upstream is a registered exchange and in what jurisdiction, and the risks and uncertainties with listing on this exchange, including any restrictions on investors. In this regard, also explain what you mean when you state that Upstream, a MERJ Exchange Market (merj.exchange), is “a fully regulated global stock exchange for digital securities and NFTs.”

Response:	We recently applied for and were approved to dual-list our shares of common stock on Upstream. These shares of common stock were previously registered with the Commission or was exempt from registration, and the shares included were unrestricted. The Upstream shares are uncertificated common stock that are of the same class as our shares currently traded on NASDAQ. No additional shares or new securities were issued.

We are advised that MERJ Exchange (MERJ) is a fully integrated and licensed securities exchange, clearing system and depository, which allows the trading of both digital and non-digital securities. As a member of the World Federation of Exchanges (WFE) and recognized by HM Revenue and Customs UK, MERJ is also a full member of the Association of National Numbering Agencies (ANNA), and qualifies as a Qualifying Foreign Exchange for OTC Markets in the US. MERJ is a member of the Sustainable Stock Exchanges Initiative. The exchange is regulated by the Financial Services Authority Seychelles, a detailed description of the rules and regulations can be found at https://fsaseychelles.sc/.

2.	It appears that the Upstream website allows trading of tokenized equity of certain companies and that you are listed on Upstream. With a view toward disclosure, please provide a materially complete description of the tokenized shares and the process by which shareholders exchange their common shares for the tokenized shares, including the entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. In responding to this comment:

●	include the company’s legal analysis as to the characterization of the tokenized equity, and whether it is the same class as the common shares, a different class of common stock, or a security-based swap.
●	provide a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regard to transferability and the role of the transfer agent, whether on Upstream or otherwise.
●	explain the role of MERJ Depository and Registry Limited and how it interacts with the company’s U.S. transfer agent, and also address how any “tokenized equity” is held on Upstream through MERJ Depository and Registry Limited (e.g., whether through a shareholder’s wallet or an omnibus wallet).

Response:	Investors that wish to deposit their shares on Upstream, may do so by following the instructions below, which can additionally be found on the Upstream website. These are the same shares as are listed on Nasdaq.

How To Deposit Shares With Vstock

We have been advised that Upstream can accept the shares that you hold in your current brokerage account, shares that are held at the transfer agent in digital book entry, or your physical stock certificate. It is also easy to move your shares out of Upstream back to US markets. The following is a step-by-step guide provided by Upstream on how to deposit shares. The information is derived from Upstream.

Step 1. Create an account on upstream & verify your identity

●	Download Upstream and tap Sign Up. This will create your blockchain profile and ‘signing key’.
●	Complete KYC. To complete KYC identity verification, tap the settings icon in the top right of the navigation, then tap KYC. Be sure to have a valid form of ID and banking details handy. It is important that bank account information matches your name exactly.
●	Once your account is approved, and if you already own shares and wish to transfer them to Upstream for trading, then you may initiate a request to deposit your shares using the Upstream app.

Step 2. Transfer shares to transfer agent

If your shares are already held at the transfer agent, then skip to STEP 3 below. However, if your shares are currently in your brokerage account, then please transfer your shares to the transfer agent as described below. Note, the terminology for this is to have shares held as ‘direct registration’ in ‘book entry’ at the transfer agent.

To make this transfer request, most of the time all you need to do is contact your brokerage firm by email and ask them to transfer your shares back to ‘book entry’ at the transfer agent. The brokerage firm will know what to do, and they will let you know how long it will take, but typically you should allow 48 hours for them to process your request.

Some brokerage firms may ask you to fill out their particular share transfer form. Contact Upstream at servicedesk@upstream.exchange if you need assistance in completing a share transfer form from your brokerage firm.

It is important that your name, address and social security number that your shares are registered under at the brokerage firm match the information that you provided when opening your account on Upstream.

If your address at the brokerage firm is out of date, then you will need to update it with your brokerage firm BEFORE you transfer your shares to the transfer agent. Note, if the addresses do not match your address on Upstream, then your share deposit to Upstream will be delayed by the transfer agent.

Step 3. Request to deposit shares using the upstream app

Open Upstream, Tap Investor, Manage Securities, Deposit Securities. Next, Enter the Company’s Ticker Symbol and Number of Shares you’re requesting to deposit. Confirm whether your shares are free trading or restricted, then tap Submit.

Please note that the value of each share deposit request on the Upstream app may not exceed $100,000. This value is determined by the closing price of the security on the previous trading day multiplied by the number of shares being deposited.

Once you make the share deposit request using the Upstream app, and the transfer agent has your shares in ‘book entry’, then most of the time the Upstream deposit process typically completes within 48 hours (Monday to Friday, excluding U.S. holidays).

However, if the transfer agent requires further information regarding your share transfer, then you will receive an email with a form to complete. The form will be pre-populated with your Upstream account information. Upstream’s staff will help you fill out the remainder of the form and how to submit it to the transfer agent

Once the transfer is complete you will receive a push notification in the Upstream app and see the share deposit in your Upstream Portfolio.

Step 4. You’re ready for trading on upstream

Once the shares are in your account, you’re ready to trade on the next generation exchange. Enjoy real-time trading, a transparent orderbook, and other features enforced by blockchain technology. View your shares anytime, anywhere in your Upstream Portfolio. For more information on trading, visit Upstream’s support center.

The transfer agent is:

Name: Vstock Transfer
Address: LLC 18 Lafayette Pl, Woodmere, NY 11598
Phone: 212.828.8436
Toll-Free: 855-9VSTOCK
Fax: 646-536-3179
Email: info@vstocktransfer.com info@vstocktransfer.com

Note, Upstream will consider requests for deposit and sale of Securities falling under the categories:

●	Shares trading on NASDAQ or the NYSE
●	Shares trading on the OTC Markets
●	Shares issued in private offerings exempt from registration under the Securities Act pursuant to Securities Act Rule 506(c) of Regulation D or Regulation S.

These offerings must comply with the Upstream view that securities must be registered or have a valid exemption from registration in connection with their original issuance pursuant to U.S. or European securities laws in order to qualify for secondary trading on Upstream. In addition, this applies to securities currently trading and held in DTC or Euroclear.

However, Upstream will not consider or accept for deposit any Securities:

●	that were not issued pursuant to a registration or a valid exemption from registration;
●	that were issued by a company or held by person that is a respondent to any regulatory authority actions, however the specific action may be reviewed for additional . information to allow deposit;
●	that have any known “bad actors”, as such term is defined in US Rule in 262 of Regulation A or Rule 506(d) of Regulation D promulgated under the Securities Act; or
●	that reference a company or customer name that has been changed or that does not match the name on the account and for which no valid reason is provided.

How To Move Shares Back To Us Markets

Upstream advises that it is simple to move your shares back to the US Markets.

Step 1. Open Upstream, Tap Investor, Withdraw Securities. Enter Ticker Symbol and the Number of Shares you wish to withdraw, then tap Submit.

Step 2. The transfer agent will receive your shares immediately and will hold them in digital book entry in your name.

Step 3. The transfer agent will provide you via regular US mail a DRS Advice (Statement) that shows your shares are now held at the transfer agent in book entry. If you would like to move the shares back to your US brokerage account you will need to contact your broker, provide them with a copy of your DRS Advice and have them request that the transfer agent send back your shares. They will provide you with appropriate forms to complete.

Legal Analysis

We listed the same class of shares currently registered with the Commission that are currently issued and outstanding, which are represented on MERJ as a “digital security” in the form of uncertificated securities. These uncertificated securities are the same as shares traded on NASDAQ and act as a representation of the common stock in an uncertificated form. We would like to bring it to your notice that there will not be any new issuances of securities arising from this listing.

Digital securities are recognized as the same securities under corporate law. On June 30, 2017, the Delaware legislature approved various amendments to the Delaware General Corporation Law (the “DGCL”). The blockchain-related changes include amendments to Sections 151(f), 202(a), 219(a), 219(c), 224, 232(c) and 364 of the DGCL. Amendments to Sections 219, 224 and 232 and related provisions are intended to provide specific statutory authority for Delaware corporations to use networks of electronic databases (examples of which are described as “distributed ledgers” or a “blockchain”) for the creation and maintenance of corporate records, including a corporation’s stock ledger. Section 219(c), as amended, now includes a definition of “stock ledger.” Section 224, as amended, requires that the stock ledger serve three functions contemplated by the DGCL: it must enable the corporation to prepare the list of stockholders specified in Sections 219 and 220; it must record the information specified in Sections 156, 159, 217(a) and 218; and, as required by Section 159, it must record transfers of stock as governed by Article 8 of subtitle I of Title 6. Sections 151, 202 and 364 have also been amended to clarify that the notices given to holders of uncertificated shares pursuant to those sections may be given by electronic transmission. On August 1, 2017, the Governor of the State of Delaware signed the proposed DGCL amendments into law. The changes to DGCL permit issuers to issue digital securities. The basic idea behind digital securities is to “tokenize” shares of stock, debentures, warrants or any other type of security, by representing each unit of a given security as a unique cryptographic public-private key pair that is stored and transferred on a blockchain. The changes to the DCGL were merely clarifications of what was already possible based on the truly fundamental changes to the DGCL in 2005 that permitted the issuance of “uncertificated” shares of stock. Perkins Coie, in fact, gave the very first “duly authorized and validly issued” legal opinion with respect to digital securities; it was filed as the Exhibit 5 opinion to Overstock’s S-3 Registration Statement, which registered the first digital securities in 2015.

Similarities between the digitized stock and our shares of common stock

All of our shares of common stock have been registered with the Commission and make up the entirety of issued and outstanding shares, all of which bear identical CUSIP/ISIN numbers. Moreover, all shareholders possess the same rights in terms of transferability. Shareholders may also choose between various depositories to hold their shares, such as Book Entry with TA, CEDE & Co, or MERJ Dep. Digital securities and tokenized equities are synonymous terms. Digital securities are digital representations of a company’s common stock, which are issued and registered with the Commission. These digital securities act as a 1:1 representation of our common stock and demonstrate equity ownership in the Company. On Upstream, digital recording of ownership is handled the same way as a database of shares issued to shareholders and certify registered ownership of company shares beginning on a particular date. The ownership details for an Upstream shareholder’s tokenized equity balance of the company’s shares shall include, but not be limited to:

●	Certificate number
●	Company name and CUSIP/ISIN number
●	Shareholder name and address
●	Quantity of shares owned
●	Share class
●	Issuance date
●	Amount paid for shares in the Upstream secondary market.

Transfer Agent Records & Role

Common stock of an issuer, regardless of its physical (certificate) or electronic (e.g. tokenized, spreadsheet, database) representation, is recorded by the transfer agent in one of three ways: book entry (individual name & address), CEDE & Co. (street name), or MERJ Dep. (street name). After the successful transfer of shares from book entry to either CEDE & Co. or MERJ Dep., the nominee will typically represent the shares electronically (e.g. tokenized, database). MERJ Dep. functions like CEDE & Co. to allow electronic deposit of shareholder shares from transfer agent, so they can be bought and sold on Upstream, a trading technology employed by MERJ Exchange Ltd., a regulated national stock exchange.

Share Withdrawals from Upstream back to transfer agent

The Upstream app provides a ‘Manage Securities’ function to enable shareholders to withdraw securities from their Upstream portfolios. The user should select the desired ticker symbol and number of shares, then tap ‘Notarize’ to cryptographically sign this transaction. As a result, the shares will be removed from the user’s portfolio, and a share withdrawal request will be sent to the transfer agent, who will directly liaise with the shareholder. Upstream only allows individual users to make share withdrawals, so the value and address entered in the transfer agent’s ‘book entry’ must match the details retrieved from Upstream KYC information. The withdrawal will be recorded by debiting the MERJ Dep. share count and crediting the shareholder share count in the transfer agent’s book. The transfer agent would also adhere to their own legal requirements regarding any Medallion Signature Guarantee from shareholders.

MERJ Dep. Security Facility

To dual list on Upstream, the Company executed a certificate of appointment of MERJ Depository and Registry Limited as a Securities Facility and confirms that the shares outstanding on the date of the certificate execution (a) are duly authorized, validly issued, fully paid and non-assessable and any pre-emptive and other contractual rights related to all issuances of the shares have been satisfied, and (b) have been registered under the applicable law of the domicile of the company or are exempt from registration. All issuances and transfers of company shares have been, and after the date of the certificate will be, in compliance with all applicable laws, rules and regulations. The company requires MERJ Dep. to provide services (“Securities Facility Services”) as prescribed in the MERJ Dep Securities Facility Rules, including the Directive on Depository Interests and MERJ Dep. Procedures as a requirement of its listing on Upstream.

MERJ Dep. is a company licensed as a Securities Facility pursuant to the Seychelles Securities Act, 2007. The Issuer that lists its Securities on the Seychelles Securities Exchange, operated by MERJ Exchange Ltd., known as Upstream, utilizes MERJ Dep. to provide Securities Facility Services to manages it securities as prescribed in an agrement with the Issuer and pursuant to the MERJ Dep.’s Securities Facility Rules, including the Directive on Depository Interests and MERJ Dep. procedures as a requirement of its listing on MERJ Exchange Ltd. The Issuer appoints MERJ Dep. to act as the Depository Nominee in respect of any securities traded which are quoted on Upstream and grants MERJ Dep. as the Depository Nominee, pursuant to the Securities Facility Rules Directive on Depository Interests.

Nominee

Upon successful transfer of shares from book entry to either CEDE & Co. or MERJ Dep., the relevant nominee will record the total share count electronically in their records (e.g., tokenized or in a database).

Self-Directed User Trading

Upstream users can create a trading account using the Upstream smartphone app, generating a random 42-character hexadecimal address (derived from the last 20 bytes of a public key) and a password (a private key). This cryptographic keypair is generated locally on the device, with only the public key ever known to Upstream, MERJ Dep., or trading counterparties. Each user holds their own private key, guaranteeing that all transactions such as share sales are self-directed, peer to peer, and instantly settled by the Upstream distributed ledger platform, with full privacy and security.

To buy, sell, deposit or withdraw shares with Upstream, users must submit know your customer (KYC) information to the compliance team for review. Then, if the user passes the KYC review, their cryptographic keypair will be accepted for executing self-directed securities transaction requests on the Upstream platform.

Upstream technology rejects buy orders from cryptographic keypairs belonging to persons in the US or Canada. No securities purchases are allowed unless a user has completed Upstream’s Know Your Customer (KYC) review process.

Subsequent Secondary Share Sales

Individual shares traded on the Upstream secondary market are not recorded in the transfer agent’s database, but instead in MERJ Dep.’s Street Name Depository. By using a self-directed, cryptographically signed execution via the Upstream app, the nominee account can adjust the share counts according to instructions provided by the shareholder. Consequently, the securities are held by the nominee, and can be transferred between accounts within the nominee’s omnibus solution by following the investor’s self-directed instructions, processed by the Upstream matching-engine, and notified to MERJ Dep.

3.	The press release indicates that shareholders are eligible to claim digital NFTs. Explain whether you are planning to offer any digital dividends to shareholders and disclose the process for distribution of digital dividends, including whether the digital dividends will be limited to those who hold the tokenized shares. Also explain how you will inform and communicate to shareholders in regard to any digital dividends or gifts, with respect to the tokenized shares.

Response:	The Company has no current plans to offer digital dividends to shareholders. Upon consideration of issuing such dividends or coupons/rewards, all shareholders will be eligible to receive them. Notifications and access information will be provided via press releases and Form 8K, and any subsequent registration for dividends will also be communicated upon its effectiveness.

4.	With a view toward disclosure, please clarify whether there could be discrepancies between the trading prices of common shares on Nasdaq and the tokenized shares on Upstream, whether resulting from different liquidity in the markets or otherwise.

Response:	In the current traditional stock market, any dual-listed securities, being traded on multiple stock markets, may encounter different pricing due to differences in price discovery and liquidity. However, we cannot assure you that there will be no price discrepancies resulting from different liquidity in the markets or otherwise.

5.	With a view toward disclosure, please clarify what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares. In your January 10, 2023 press release, you refer investors to the Upstream website for additional details on the Jupiter Wellness listing, how shareholders can deposit shares and trade on Upstream, and how to claim the commemorative NFT.

Response:	Interested parties can access Upstream directly through their preferred app stores and download the mobile application, giving them access to all the securities that trade on Upstream, as well as view trading activity, regulatory disclosures, and other corporate information. Further, there is a direct link to our Company’s information at https://upstream.exchange/jupiterwellness. All information is available prior to the account opening process. This includes a comprehensive Listing Particulars document which must be disclosed in accordance with the requirements of MERJ Exchange Limited as defined by the Securities Act 2007 (as amended) of the Seychelles and any other applicable regulations prescribed by the Minister or the Securities Authority.

Investors can open an account and deposit their securities with Upstream if they so choose. They can withdraw their shares from Upstream back to the transfer agent and trade via their US broker whenever they wish.

We have provided our investors with detailed information on how to deposit and trade shares on Upstream directly on our website which can be accessed at https://jupiterwellness.com/investors/shareholder-faq/. Our comprehensive guide contains step-by-step instructions to help ensure a successful transaction.

6.	You state that “Global investors can now trade by downloading Upstream from their preferred app store at https://upstream.exchange/, creating an account by tapping sign up.” However, you also state that “U.S. investors are not permitted to purchase Upstream listed securities. U.S. and Canadian citizens will only be able to trade in securities they currently own, that have been listed on Upstream, for liquidation purposes only.” With a view toward disclosure, please clarify and reconcile these two statements.

Response:	The Upstream policy, terms, and conditions clearly state that individuals based in the U.S. or Canada, including U.S. and Canadian citizens and permanent residents living abroad, cannot purchase shares on the Upstream secondary market. U.S. and Canadian citizens are only permitted to sell securities previously purchased from an issuer, stockbroker, or stock exchange that has dual-listed on Upstream, and will not be permitted to purchase any securities on Upstream.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Arthur Marcus at amarcus@srf.law with any questions or comments regarding this correspondence. Thank you.

Sincerely,

Jupiter Wellness, Inc.

By:	/s/ Brian John
Brian John
Chief Executive Officer